CANADIAN NATURAL RESOURCES LIMITED

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY MAY  8, 2008

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of Canadian Natural Resources Limited (the “Corporation”) will be held at the Metropolitan Centre, 333 - 4th Avenue S.W., in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 8, 2008, at 3:00 o’clock in the afternoon (MDT) for the following purposes:

1.	To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ending December 31, 2007;
2.	To elect Directors for the ensuing year;
3.	To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation’s Board of Directors to fix their remuneration;
4.	To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 19, 2008 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 5  DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS’ LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100  UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J  2Y1 AT LEAST 24  HOURS BEFORE THE MEETING TO BE HELD ON THURSDAY MAY 8,  2008.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are also enclosed if you are a registered holder, or if, as a beneficial shareholder, you returned the financial statement request card sent with the 2007 proxy solicitation material.

DATED at Calgary, Alberta, this 19th day of March 2008.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Bruce E. McGrath
Bruce E. McGrath Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED

(the  “CORPORATION”)

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD ON THURSDAY MAY  8, 2008 AT 3:00  P.M. (MDT)

AT THE METROPOLITAN CENTRE

333  -  4TH AVENUE S.W. CALGARY, ALBERTA

Contents of This Information Circular

Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2007, the reported Bank of Canada noon rate for one Canadian dollar was U.S. $1.0120 and £0.5102. On December 31, 2007, the reported Bank of Canada noon rate for one U.S. dollar was $0.9881 and for one pound sterling was $1.9600.

I. INFORMATION RESPECTING THE CORPORATION

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

The Board of Directors (the ‘Board”) continually evaluates the corporate governance policies and procedures of the Corporation. The Board annually conducts a self-assessment of its performance, an assessment of its members and its committees and each committee assesses its members. Since the date of the last Information Circular, the Board has reviewed its standing committee memberships to ensure the Audit, the Compensation and the Nominating and Corporate Governance Committees are constituted with all independent directors and the Health, Safety and Environmental and the Reserves Committees are constituted with a majority of independent directors.

Regulatory changes relating to corporate governance are continually monitored by the Board and the Board will take appropriate action as regulatory changes occur. In the following table we describe the Corporation’s corporate governance practices in compliance with corporate governance disclosure requirements mandated under National Instrument 58-101.

Corporate Governance Disclosure Requirement		Comments
1.	(a)	Disclose the identity of directors who are independent.

Those directors who are determined to be independent by the Nominating and Corporate Governance Committee and the Board and pursuant to the independence standards established under National Instrument 58-101 and within the meaning of section 1.4 of Multilateral Instrument 52-110 and the New York Stock Exchange (“NYSE”) Listing Standards are disclosed in this Information Circular under “Director Independence”.

	(b)	Disclose the identity of directors who are not independent and describe the basis for that determination.

Those directors who are determined to be non-independent by the Nominating and Corporate Governance Committee and the Board and pursuant to the independence standards established under National Instrument 58-101 and within the meaning of section 1.4 of Multilateral Instrument 52-110 and the NYSE Listing Standards are disclosed in this Information Circular under “Director Independence”.

	(c)	Disclose whether or not a majority of directors are independent.

Eight of the 13 director nominees proposed by management for election are independent as determined by the Nominating and Corporate Governance Committee and the Board and pursuant to the independent standards established under National Instrument 58-101 and within the meaning of section 1.4 of Multilateral Instrument 52-110 and the NYSE Listing Standards. Refer to section “Director Independence” in this Information Circular which describes how directors are determined independent or non-independent.

	(d)	Identify those directors who are presently a director of any other issuer and identify the issuer.	Directorships of other issuers held by the director nominees are reported in this Information Circular under “Election of Directors”.

Corporate Governance Disclosure Requirement		Comments
	(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Prior to the termination of each regularly scheduled Board meeting, the non-management directors meet in executive session without the presence of management to discuss whatever topics are appropriate. There were 4 executive sessions held during the most recently completed financial year. As of the date of this Information Circular the Board has determined that there will be an executive session of the non-management directors after each meeting of the Board. Additional executive sessions may be scheduled from time to time as determined by a majority of the non-management directors in consultation with the Chair of the Board and Chair of the Nominating and Corporate Governance Committee. In addition, at each meeting of a Board committee, the committee holds an executive session without the presence of management.

	(f)	Disclose whether or not the chair of the Board is an independent director.

The Board of Directors functions independently of management and appoints the Chair. The Chair is considered non-independent. The Board does not have a lead director but leadership for the non-management directors would, depending on circumstances, be provided by the Chair of the Nominating and Corporate Governance Committee or a lead director appointed by the non-management directors who have been determined to be independent.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance of each director for all board and board committee meetings held since the beginning of the most recently completed financial year is reported in this Information Circular under “Meetings of the Board of Directors and Its Committees During 2007”. Average attendance rate in 2007 for all Board meetings held during the year is 98%.

2.	Disclose the text of the Board’s written mandate.		The Board’s mandate is attached as Schedule “A” to this Information Circular which outlines the responsibilities of the Board.

3.	(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The role and responsibilities of the Chair and the Chair of the Board committees is determined through the mandates of the Board and the mandate of each Board committee.

	(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO.

The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporate Management Committee of the Corporation which is comprised of 14 members of the senior management group including the Chair, the two Vice-Chairs and the President and Chief Operating Officer. The Corporate Management Committee shares the responsibilities normally associated with a CEO position. The Corporation’s corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management’s responsibilities and establishes annual corporate objectives which management is responsible for meeting.

Corporate Governance Disclosure Requirement		Comments
4.	(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation’s business, current issues, and corporate strategies. They also receive a Director’s Manual which contains the Information Circular, annual report, press releases, and Annual Information Form. They receive a copy of the Board and Board committee mandates and other information about the Board, its committees, director’s duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position, business risks, employee compensation, business conduct philosophies, and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.

	(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.

The Corporation provides ongoing continuous education programs through key business area presentations, monthly business updates and site visits. In 2007 presentations were conducted on the Corporation’s marketing and commodity hedging processes, greenhouse gas emissions, the potential impact on the Corporation emanating from the Province of Alberta’s New Royalty Framework and the strategy developed in response to the new royalty regime, on-site visit to the Corporation’s Horizon Oil Sands Project and detailed monthly reports on the Horizon Project’s progress. Each director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a director. Each director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and to provide ongoing guidance and direction to management.

5.	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

The Board of Directors has adopted a written code for the directors, officers and employees of the Corporation. Details regarding the code can be found in this Information Circular under “Ethics Policy”.

(i) disclose how a person or company may obtain a copy of the code;

A copy of the Code of Integrity, Business Ethics and Conduct can be obtained free of charge from the SEDAR website at www.sedar.com or by writing to the Corporation to the attention of the Corporate Secretary.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

Periodic reports are provided to the Board from management directly responsible for compliance related matters on compliance with its code and on any existing or potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee Chair, also receives reports of all financial or accounting issues raised through the Corporation’s anonymous toll-free hot-line.

Corporate Governance Disclosure Requirement	Comments

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board’s knowledge, there has been no departure from the code in the conduct of any director or executive officer.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have material interest, the director or executive officer with the material interest must declare such material interest and would be excused from the meeting after management’s presentation has been made and all questions have been answered to the satisfaction of the disinterested directors; thereby permitting the disinterested directors to have an open and unencumbered discussion on the merits of the transaction.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business and conduct.

The Code of Integrity, Business Ethics and Conduct applies to the directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. The Nominating and Corporate Governance Committee reviews the Code of Integrity, Business Ethics and Conduct annually to ensure it keeps pace with evolving business ethics and best practices. The Board must approve any changes to the Code of Integrity, Business Ethics and Conduct and only after a recommendation to the Board is received from the Nominating and Corporate Governance Committee whose responsibility it is to recommend to the Board any amendments it determines is appropriate. Material changes to the Code of Integrity, Business Ethics and Conduct are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code of Integrity, Business Ethics and Conduct as modified. Each new employee must also sign an acknowledgement form upon their hire acknowledging that they have received a copy of the Code of Integrity, Business Ethics and Conduct, have read it, understand it and agree to abide by it. Directors, officers and employees must immediately declare any actual or potential conflicts of interest that may exist.

Directors, officers and employees are immediately informed of any material changes to the Code of Integrity, Business Ethics and Conduct that have been approved by the Board and annually a reminder is sent out to all employees reminding them of the importance of adhering to the spirit and intent of the Code of Integrity, Business Ethics and Conduct and how a copy can be acquired or referenced at any time. In addition, annually, each Director and officer must acknowledge in writing the Code of Integrity, Business Ethics and Conduct and confirm they are familiar with it, understand it and that they are not in breach of any of its principles nor have they received any waivers in whole or in part.

Corporate Governance Disclosure Requirement		Comments
6.	(a)	Describe the process by which the board identifies new candidates for the board nomination.

The Board has constituted the Nominating and Corporate Governance Committee to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise and skill sets are determined and individuals that meet the necessary criteria are identified and interviewed by the Chair of the Nominating and Corporate Governance Committee, the Chair and the Vice-Chairs of the Board and considered by the entire Nominating and Corporate Governance Committee for recommendation to the Board as potential nominee directors.

	(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors.

The Board has constituted the Nominating and Corporate Governance Committee comprised entirely of independent directors, each of whom meets the independent qualifications under National Instrument 58-101 and within the meaning of section 1.4 of Multilateral Instrument 52-110 and the New York Stock Exchange Listing Standards. Members of the Nominating and Corporate Governance Committee are identified in this Information Circular in the table under “Election of Directors”.

	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The primary duties and responsibilities of the Nominating and Corporate Governance Committee are described in this Information Circular under “Responsibilities of the Board of Director’s Standing Committees”.

7.	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Nominating and Corporate Governance Committee reviews periodically the adequacy and structure of directors’ compensation and makes recommendations to the Board designed to ensure the directors’ compensation realistically reflects the responsibilities, time commitments and risks of the directors. The Board has constituted the Compensation Committee as a standing committee of the Board of Directors to review and approve the Corporation’s compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.

	(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors.

The Board has constituted the Compensation Committee comprised entirely of independent directors each of whom meets the independent qualifications under National Instrument 58-101 and within the meaning of section 1.4 of Multilateral Instrument 52-110 and the NYSE Listing Standards. Members of the Compensation Committee are identified in this Information Circular in the table under “Election of Directors”.

	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The primary duties and responsibilities of the Compensation Committee are described in this Information Circular under “Responsibilities of the Board of Director’s Standing Committees”.

Corporate Governance Disclosure Requirement	Comments
8.	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Two other standing committees of the Board are the Health, Safety and Environmental Committee and the Reserves Committee. Their primary duties and responsibilities are described in this Information Circular under “Responsibilities of the Board of Director’s Standing Committees”. These committees are composed of a majority of independent directors.

9.	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.

The Nominating and Corporate Governance Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self-assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaire and provide to the Nominating and Corporate Governance Committee a presentation and written detailed report of the responses to the questionnaire. The written analysis from the consulting firm together with any issues or concerns raised by the survey constitutes part of the report to the full Board. The Nominating and Corporate Governance Committee presents the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.

OTHER CORPORATE GOVERNANCE MATTERS

The New  York Stock Exchange Corporate Governance Listing Standards

The Corporation, as a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the rule requiring the audit committee to meet the requirements of Securities Exchange Commission (“SEC”) Rule 10A-3 of the Securities Exchange Act of 1934, as amended; (ii) the requirement for the Corporation to disclose any significant differences between its corporate governance practices and the NYSE listing standards; (iii) the requirement for the Corporation’s CEO to notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation’s compliance with audit committee requirements of SEC Rule 10A-3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member’s independence and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

As required by the NYSE, a statement of the significant differences between the Corporation’s current corporate governance practices and those currently required for U.S. companies listed on the NYSE is included in the Corporation’s annual report to shareholders.

Meetings of the Board of Directors and its Committees During 2007

The table below sets out the board and committee meeting attendance for 2007. The overall average meeting attendance rate at all Board and committee meetings held in 2007 was 98%.

Directors	C.M. Best	N.M. Edwards	G.A. Filmon	G.D. Giffin	J.G. Langille	S.W. Laut	K.A.J. MacPhail	A.P. Markin	N.F. McIntyre	F.J. McKenna	J.S. Palmer	E.R. Smith	D.A. Tuer	# of Meetings
Board Meetings	7/7	7/7	7/7	7/7	7/7	7/7	7/7	7/7	7/7	7/7	6/7	7/7	7/7	7
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	86%	100%	100%	99%
Committee Meetings
Audit	5/5	N/A	5/5	5/5	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	5/5	5
	100%	—	100%	100%	—	—	—	—	—	—	—	—	100%	100%
N.C.G.	N/A	N/A	2/2	2/2	N/A	N/A	N/A	N/A	N/A	2/2	N/A	N/A	2/2	2
	—	—	100%	100%	—	—	—	—	—	100%	—	—	100%	100%
Compensation	5/5	N/A	N/A	N/A	N/A	N/A	N/A	N/A	5/5	5/5	5/5	5/5	N/A	5
	100%	—	—	—	—	—	—	—	100%	100%	100%	100%	—	100%
Reserves	N/A	2/3	N/A	N/A	N/A	N/A	3/3	N/A	3/3	N/A	3/3	N/A	3/3	3
	—	67%	—	—	—	—	100%	—	100%	—	100%	—	100%	93%
H.S.E.	N/A	N/A	N/A	N/A	N/A	N/A	4/4	4/4	3/4	N/A	4/4	4/4	N/A	4
	—	—	—	—	—	—	100%	100%	75%	—	100%	100%	—	95%
Total Meetings	17/17	9/10	14/14	14/14	7/7	7/7	14/14	11/11	18/19	14/14	18/19	16/16	17/17
Attendance Rate	100%	90%	100%	100%	100%	100%	100%	100%	95%	100%	95%	100%	100%	98%

Mandatory Share Ownership

The Board believes that in order to better align the interests of the directors and the executive officers with those of the Corporation’s shareholders, share ownership by the directors and executive officers is desirable. Non-management directors are required to acquire and hold common shares of the Corporation (“Common Shares”) equal to a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of the director’s appointment to the Board. As of the date of this Information Circular, the number of Common Shares held by each Director and their respective market value is reported in the table under “Election of Directors” in this Information Circular.

Directors are required to confirm annually for the Corporation’s Information Circular their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

The Board adopted Common Share ownership guidelines for officers including management directors. The guidelines require Common Share ownership proportionate to the individual’s compensation and position which are:

Chair, Vice-Chair, and, President and Chief Operating Officer	4 times base salary
Senior Vice-President	2 times base salary
All other officers	1 times base salary

Under the guidelines, the individual has 3 years from the effective date of the adoption of these guidelines (March 15, 2007) or from date of hire or appointment as an officer, whichever is the later, to acquire and hold the required level of Common Share ownership. Common Share ownership includes Common Shares of the Corporation purchased and held within the Corporation’s stock savings plan and any other personal holdings of the individual.

Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

Director Independence

For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a 3 year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) current or former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; (iii) an immediate family member of the individuals specified in (i) and (ii) above; and, (iv) a director whose immediate family member is an executive of the Corporation. The Nominating and Corporate Governance Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). To assist in this process, all Directors are required to complete a questionnaire relative to their shareholdings in the Corporation and business relationships. Following this review, only those Directors whom the Board and the Nominating and Corporate Governance Committee affirmatively determine have no direct or indirect material relationship with the Corporation taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate will be considered independent directors. Eight of the 13 director nominees proposed by management for election are independent as determined by the Nominating and Corporate Governance Committee and the Board and pursuant to the independent standards established under National Instrument 58-101 and within the meaning of section 1.4 of Multilateral Instrument 52-110 and the NYSE Listing Standards. Ms. C.M. Best and Messrs. G.A. Filmon, G.D. Giffin, N.F. McIntyre, F.J. McKenna, J.S. Palmer, E.R. Smith and D.A. Tuer have all been affirmatively determined to be independent using the above criteria. Mr. J.S. Palmer is the Chair and a partner of a law firm that from time to time provides legal services to the Corporation. Mr. J.S. Palmer does not personally provide these services to the Corporation nor solicit those services and has confirmed that he does not receive any portion or percentage of the fees paid by the Corporation to the law firm, nor participates in the profits of the firm either directly or indirectly. He has also confirmed that fees paid to the law firm by the Corporation in 2007 were less than 2% of that firm’s gross revenues and the Nominating and Corporate Governance Committee and the Board has determined that the fees that have been paid to the law firm in 2007 are not material to either the Corporation or the law firm and therefore do not impair his ability to act independent of management. Messrs. A.P. Markin, N.M. Edwards, J.G. Langille, S.W. Laut who as part of the senior management committee of the Corporation and Mr. K.A.J. MacPhail through a familial relationship with the Chair of the Board, have been determined by the Nominating and Corporate Governance Committee and the Board to be non-independent.

Director Retirement Policy

The Board of Directors established a mandatory retirement policy for Directors. Under the policy, any Director who has reached the age 75, except for any director who was over the age 75 on March 2, 2007 (the date the mandatory retirement policy was adopted by the Board), can not stand for election to the Board. The Board in adopting the retirement policy noted that Mr. J.S. Palmer had reached the age of 75. The Board also recognized the positive contribution, dedicated service, wise counsel and leadership provided to the Corporation and its shareholders by Mr. J.S. Palmer since first becoming a Director in 1997. It is the Board’s continued belief that the Corporation and its shareholders continue to benefit from his valued experience, knowledge, mentoring and input into the stewardship of the Corporation.

Audit Committee Financial Expert

All of the members of the Corporation’s Audit Committee are financially literate. Ms. C.M. Best who is a member of the Audit Committee qualifies as an “audit committee financial expert” under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

Ethics Policy

The Corporation has had a long-standing Code of Integrity, Business Ethics and Conduct, which includes such topics as employment standards, conflicts of interest, communication, the treatment of confidential information and trading in the Corporation’s shares and is designed to ensure that the Corporation’s business is consistently conducted in a legal and ethical manner. Each Director and all employees including each member of senior management and more specifically the principal executive officers, the principal financial officer and the principal accounting officer are required to abide by the Corporation’s Code of Integrity, Business Ethics and Conduct. The Nominating and Corporate Governance Committee periodically reviews the Corporation’s Code of Integrity, Business Ethics and Conduct to ensure it addresses appropriate topics and complies with regulatory requirements and recommends any appropriate changes to the Board for approval. In 2007 the Nominating and Corporate Governance Committee reviewed the Corporation’s Code of Integrity, Business Ethics and Conduct and recommended to the Board, revisions relating to clarification on insider trading, communication and disclosure, communication using electronic mediums, staff participating in government and political activities, and, reference to the Corporation’s Human Rights Statement, which were subsequently approved by the Board of Directors.

Any waivers or changes to the Corporation’s Code of Integrity, Business Ethics and Conduct must be approved by the Board of Directors and appropriately disclosed. No waivers to the Corporation’s Code of Integrity, Business Ethics and Conduct in whole or in part have been asked for or granted to any Director, senior officer or employee.

Copies of the Code of Integrity, Business Ethics and Conduct can be obtained free of charge from SEDAR at www.sedar.com or by contacting the office of the Corporate Secretary at the address indicated under “Additional Information”.

Responsibilities of the Board of Director’s Standing Committees

The Audit Committee’s primary duties and responsibilities as stated in its charter include to:

a)	ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls;
b)

monitor and report on the integrity of the Corporation’s financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

c)

review the Corporation’s financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;

d)

select and recommend to the Board for appointment by the shareholders, the Corporation’s independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;

e)	monitor the independence and performance of the Corporation’s independent auditors;
f)	monitor the performance of the internal auditing function;
g)

establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation’s employees, regarding accounting, internal controls or auditing matters;

h)	provide an avenue of communication among the independent auditors, management, the internal auditing function and the Board; and,
i)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of present and former external auditors.

The Corporation’s Annual Information Form contains additional information on the Audit Committee and its members under the section entitled “Audit Committee Information”.

The Compensation Committee’s primary duties and responsibilities as stated in its charter include to:

a)

review and approve periodically the Corporation’s compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation’s overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives and organizational performance; and (iv) provides competitive compensation opportunities;

b)	approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;

c)	review the Corporation’s senior management and the steps being taken to assure the succession of qualified senior management at the Corporation;
d)

review the Corporation’s Amended, Compiled and Restated Employee Stock Option Plan and the Employee Stock Purchase Plan under which common shares may be acquired by directors, executive officers and employees of the Corporation. The Compensation Committee will also review the administration of all equity plans the Corporation may establish; and,

e)	produce a report annually on executive officer compensation for inclusion in the proxy statement of the Corporation.

The Health, Safety and Environmental Committee’s primary duties and responsibilities as stated in its charter include to:

a)

generally ensure that the management of the Corporation has designed and implemented effective health, safety and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof; and,

b)

review management’s commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation’s goals and image.

The Nominating and Corporate Governance Committee’s primary duties and responsibilities as stated in its charter include to:

a)	provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of review and consideration of developments in corporate governance practices;
b)	recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;
c)	provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of Nominating and Corporate Governance Committee selection and rotation practices;
d)	provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;
e)

identify individuals qualified to become Board members with the Chair of the Board and the Vice-Chair of the Board and recommend to the Board director nominees for the next annual meeting of shareholders; and,

f)	review and recommend periodically to the Board the Corporation’s compensation for directors of the Corporation.

The Reserves Committee’s primary duties and responsibilities as stated in its charter include to:

a)	generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation’s petroleum and natural gas reserves;
b)	appoint the independent evaluating engineers and approve their remuneration; and,
c)

report to the Board on the Corporation’s petroleum and natural gas reserves and recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation’s petroleum and natural gas reserves for filing with the regulatory authorities.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s annual and quarterly financial statements and annual and quarterly management’s discussion and analysis (“MD&A”). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting “foreign private issuer” under the Securities Act of 1933 in the United States (“US”) and complies with the requirement to file annual and quarterly financial statements, annual and quarterly management’s discussion and analysis, as well as its management information circular and annual information form (“AIF”) with the various securities commissions in such provinces and with the SEC in the US. The Corporation’s most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and management information circular may be viewed on the Corporation’s website at www.cnrl.com and on SEDAR at www.sedar.com under the name Canadian Natural Resources Limited. The Corporation’s filings with the SEC including its annual financial statements, annual MD&A and AIF on Form 40-F can also be accessed on EDGAR at  www.sec.gov.

Paper copies of the Corporation’s financial statements and management discussion and analysis, AIF, Form 40-F, management information circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:

Corporate Secretary of the Corporation at: 2500, 855 - 2nd Street S.W. Calgary, Alberta T2P 4J8

STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

During the year ending December 31, 2007, the members of the Board of Directors who served on the Compensation Committee (the “Committee”) were: James S. Palmer, Catherine M. Best, Norman F. McIntyre, Frank J. McKenna and Eldon R. Smith. All members of the Committee are independent members of the Board and are knowledgeable with respect to compensation programs and compensation levels. There were no interlocking relationships as described in National Instrument 51-102 paragraph 8.1(d) under Form 51-102F6.

Compensation Committee Report on Executive Compensation

The Committee reviews and approves the Corporation’s compensation philosophy and programs for executive officers which include the Corporation’s Chairman and Vice-Chairmen and employees of the Corporation to ensure that the Corporation’s compensation philosophy and programs (a) support the Corporation’s overall business strategy and objectives; (b) attract and retain key executive officers and employees; (c) link compensation with business objectives and organizational performance; and, (d) provide competitive compensation opportunities. The Committee approves the compensation paid to each of the Corporation’s executive officers, the overall compensation paid by the Corporation to its employees and the granting of stock options to executive officers and employees. The Committee holds in-camera sessions at each of its scheduled meetings.

The compensation paid is structured to comprise both short-term cash payments and longer term incentive payments. The short-term cash payments are structured to be competitive with the market place in which the Corporation operates while performance based equity compensation is a significant component of overall executive officer compensation. The Committee has chosen to implement equity based compensation plans in place of defined benefit plans or supplemental compensation or retirement plans that are not necessarily aligned with creation of shareholder value.

The Corporation does not have a named Chief Executive Officer and the review of factors that would be used to determine compensation of a Chief Executive Officer are used in determining compensation to members of the Corporation’s Corporate Management Committee. The Corporation does not have employment agreements with any of its executive officers.

The Committee has had numerous discussions of the relative merits of its compensation practice which embraces both its non-formulaic approach to executive officer compensation and a formula based approach for a portion of their bonus payments and has concluded that the current approach is successful and has resulted in an effective, focused management team. The approach provides the necessary flexibility to appropriately incentivize the management team in changing market and industry conditions yet also base a part of their (as for all employees) bonus payments based on meeting specified established targets relating to operations (production volumes, safety and environmental risk management targets, cost of production and capital efficiency). This methodology is continuously evaluated to ensure executive compensation is linked with the performance of the Corporation.

The compensation paid in 2007 includes base salary, a discretionary year-end cash bonus based on the individual’s and the Corporation’s performance, contributions to the Corporation’s Savings Plan, a corporate performance cash bonus paid twice per year to employees and executive officers in the conventional operations if specified established targets relating to operations are met, a year-end share bonus based on the individual’s and the Corporation’s performance and awards of options to acquire the Corporation’s common shares pursuant to a stock option plan. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation’s employees and executive officers. Compensation levels of the Corporation’s employees and executive officers are reviewed annually following completed performance reviews.

In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual, the overall performance of the Corporation, and, a subjective evaluation considering peer-company market data from surveys in which the Corporation participates. The Committee believes that the information they had available and the factors considered in determining executive compensation was sufficient in helping to determine the appropriate level of executive compensation and that the services of an independent compensation consultant and associated costs were not warranted.

The overall performance of the Corporation is determined by reviewing the success the Corporation achieved on an annual basis in meeting its four defined value creation measurements/financial goals:

(i)	production of crude oil and natural gas;
(ii)	crude oil and natural gas reserves;
(iii)	cash flow from operations; and
(iv)	net asset value.

The Board sets overall goals and objectives for these four defined metrics. In 2007 the Corporation continued to achieve growth in all of these metrics, however, the growth in crude oil production volumes, notably in the Corporation’s international operations, was not as great as the targets set. Accordingly, both the cash bonus and share bonus amounts paid to the senior executive officers of the Corporation were reduced from prior years.

The total direct compensation costs comprised of base salary, cash bonus and share bonus of the Named Executive Officers expressed as a percent of net earnings were less than one quarter of one percent in 2007.

Cash Payments

1.	Base Salary

One of the Committee’s objectives is to position executive base salaries to be competitive with other companies in the energy sector or the market place in which the Corporation operates. The Committee uses and consults available third party compensation surveys conducted on the industry for companies of comparable size. Base salaries for executive officers were previously set at the median level for similar positions in oil and natural gas companies of comparable size. In addition, compensation in the form of discretionary yearly cash bonuses was provided to recognize performance. These cash payments were supplemented with the awarding of additional common stock options. As the Corporation reached the upper limits of acceptable levels of outstanding stock options, and was restricted in the amount awarded for any further performance options, some base salaries have been increased beyond the median level and the level of cash bonuses has been increased. The Committee believes this is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive.

2.	Cash Bonuses

The Committee believes that incentive or “at risk” compensation motivates individual performance to maximize shareholder value and aligns executive officer performance with the Corporation’s objectives and shareholder interests. The discretionary cash bonus awarded is based on the individual’s performance over the year in contributing to the Corporation meeting its four defined value creation measurements/financial goals. In 2007, cash bonuses awarded to senior executive officers were generally reduced by 10% to 25% of the normalized targeted levels to reflect the fact that the Corporation did not reach all of its internal targets.

The corporate performance cash bonuses paid twice yearly to employees and executive officers in the conventional operations are based on the Corporation’s performance using key performance measurements approved by the Committee to determine the Corporation’s performance and which include production volumes, safety and environmental risk management targets, cost of production and capital efficiency. The Corporation failed to meet all of the targets established and accordingly the corporate performance cash bonus was not paid out at its maximum amount for 2007.

Long Term Incentive Plans

1.	Stock Option Plan

The Committee believes that, to the extent possible, granting of stock options should be used to augment the overall compensation package and the Corporation has a long-standing policy of awarding stock options to all of its executive officers and employees. To remain competitive with its industry peer group the Committee believes it is important that the Corporation has an option plan available to provide parity with compensation levels within the industry. The Corporation’s option plan is structured so that the exercise price can not be lower than market value at the time of granting options, the options are vested over five years commencing one or two years after granting and no re-pricing of options is allowed. These options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. Directors are not eligible to receive options under the option plan unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation’s business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation’s outstanding common shares. No one person can hold options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares.

During 2003 the Corporation amended its option plan to facilitate holders of options to receive a cash payment of the difference between the market price of the Common Shares on Toronto Stock Exchange (“TSX”) and the exercise price of the options in lieu of Common Shares. This amendment ratified by the shareholders in 2004 reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. Concurrently with this amendment the Corporation adopted the accounting practice of reporting as an expense the intrinsic cost associated with granting stock options.

2.	Stock Savings Plan

The Corporation has established a Stock Savings Plan for all of its full-time employees. Under this plan, employees may elect to contribute up to 10% of their gross salary and the Corporation contributes one and one-half times the contributions of the employees. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. The Corporation’s portion of the contributions vests to the employee who has less than five years of continuous participation in the plan over a two-year period provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates. The Corporation’s portion of the contributions vests on January 1 of each year to the employee who has five years of continuous participation in the plan provided the employee does not leave the employment of the Corporation for any reason prior to the vesting date. As at December 31, 2007 the trustee was holding a total of 4,586,335 Common Shares of the Corporation.

A similar plan to the Stock Savings Plan was also adopted for all permanent U.K. employees, entitled CNR International (U.K.) Limited Profit Sharing Scheme (the “Scheme”). Effective December 31, 2002, due to changes in U.K. tax legislation, the Scheme was discontinued and a share incentive plan was adopted for all permanent U.K. employees entitled “CNR International (U.K.) Limited Share Incentive Plan (the “SIP”). Under the terms of the SIP, each employee can participate by contributing from £10 to a maximum of £125 per month not to exceed 10% of the employee’s monthly salary. A matching contribution not to exceed two times the contribution of the employee is made by CNR International (U.K.) Limited. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. To benefit fully from U.K. tax legislation governing SIPs, the purchased shares must be held for a period of 5 years to be eligible for tax relief. As at December 31, 2007 the trustee was holding a total of 538,377 Common Shares of the Corporation.

3.	Share Bonus Plan

The Share Bonus Plan provides a form of compensation which combines share ownership in the Corporation by its employees and officers without dilution or the granting of stock options. The amount awarded under this plan is determined in respect of the employee’s responsibility level and is a multiple ranging from 0.25 times to 1.67 times the cash bonus paid to the employee based on performance of the employee and overall performance of the Corporation. This amount awarded is used by a trustee to acquire Common Shares of the Corporation through TSX. The Common Shares acquired are held by the trustee pursuant to the terms of the Stock Savings Plan and, provided the employee does not leave the employment of the Corporation for any reason, the Common Shares vest to that employee equally over a three-year period. If the employee leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the employee under the terms of the plan. In 2007 the amount of this bonus scheme was decreased from prior years to better reflect the Corporation’s overall compensation plan compared to its peer group. This plan provides additional share ownership in the Corporation by its executive officers and employees.

4.	Horizon Oil Sands Long Term Incentive Plan

The Corporation has adopted the Horizon Oil Sands Long Term Incentive Plan under which executive officers and employees can benefit upon the successful completion of Phase 1 of the Horizon Oil Sands Project (the “Project”), subject to the Corporation, the executive officers and the individual employee meeting established performance elements. The Committee reviewed and recommended the approval of the performance elements by the Board who subsequently approved the performance elements at the time of Project sanction on February 9, 2005. The individual bonuses paid are on a prorated basis depending on (i) position and level of responsibility of the individual to the successful completion of Phase 1 of the Project, (ii) meeting the established performance elements comprised of capital expenditure targets, rate of production, operating costs per barrel of synthetic crude and onsite safety targets, and, (iii) the individual employee meeting personal performance objectives. Personal performance objectives are set for the period the Horizon Long Term Incentive Plan is in effect.

The Compensation Committee believes the Corporation’s methods of compensation detailed above provide a balanced program of immediate and longer-term incentive compensation that is reasonable while at the same time provide the Corporation’s executive officers and employees with a competitive total compensation package.

Submitted by the Compensation Committee

James S. Palmer, Chair

Catherine M. Best

Norman F. McIntyre

Frank J. McKenna

Eldon R. Smith

EXECUTIVE COMPENSATION

The Corporation, which does not have a Chief Executive Officer position, has 4 executive officers in addition to the Chief Financial Officer position who meet the requirements to be classified as Named Executive Officers pursuant to National Instrument 51-102. The following table sets forth all annual remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2007, 2006 and 2005 in respect of each Named Executive Officer. There were no Restricted Shares or Restricted Share Units issued or long term incentive payment pay-outs made to any of the Named Executive Officers in the last three fiscal year-ends.

Summary Compensation Table

Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Bonus Plan ($)(4)	Other Annual Compensation ($)(1)	Securities Under Options/ SARs Granted (#)(3)	All Other Compensation ($)(2)
Steve W. Laut President and Chief Operating Officer	2007 2006 2005	550,000 500,000 408,173	209,750 266,875 306,411	325,650 650,000 750,000	NIL NIL NIL	200,000/NIL 175,000/NIL 150,000/NIL	77,831 58,673 50,625
Réal J.H. Doucet Senior Vice-President Oilsands	2007 2006 2005	360,000 330,000 300,000	115,000 125,000 125,000	192,050 312,500 312,500	NIL NIL NIL	80,000/NIL 60,000/NIL 35,000/NIL	51,368 66,808 40,558
Tim S. McKay Senior Vice-President, Operations	2007 2006 2005	350,000 330,000 300,000	101,975 104,575 130,250	154,475 250,000 312,500	NIL NIL NIL	80,000/NIL 60,000/NIL 35,000/NIL	51,368 45,000 44,394
Douglas A. Proll Chief Financial Officer and Senior Vice-President, Finance	2007 2006 2005	350,000 330,000 293,308	124,475 129,575 135,016	192,050 312,500 325,000	NIL NIL NIL	80,000/NIL 60,000/NIL 35,000/NIL	83,819 42,404 37,500
Lyle G. Stevens Senior Vice-President, Exploitation	2007 2006 2005	350,000 310,000 280,000	101,825 104,275 129,900	154,475 250,000 312,500	NIL NIL NIL	80,000/NIL 60,000/NIL 35,000/NIL	48,255 42,000 38,942

Notes:

(1)	The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus.
(2)

All Other Compensation comprises the vested portion in each year of the Corporation’s contribution to the Corporation’s Stock Savings Plan for each Named Executive Officer. The Corporation’s contribution to the Corporation’s Stock Savings Plan for each Named Executive Officer vests on January 1 each year. The unvested portion of the Corporation’s contribution in 2007 as at December 31, 2007 for each Named Executive Officer and which vested January 1, 2008 is as follows: S.W. Laut, $88,000; R.J.H. Doucet $57,600; T.S. McKay, $56,000; D.A. Proll, $56,000 and, L.G. Stevens, $56,000.

(3)	The options awarded for 2005 were awarded for 2005 performance and granted in January 2006.
(4)

Share Bonus Plan awards are in the form of a cash payment deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX, on behalf of the Named Executive Officer. The Common Shares vest equally over three years each September 1 for Common Shares purchased for 2005 performance, each May 1 for Common Shares purchased for 2006 performance and each October 1 for Common Shares purchased for 2007 performance. Any dividends declared payable on the Common Shares by the Corporation are also paid on the unvested shares and dividends paid are used to purchase additional Common Shares which vest immediately. The number of Common Shares purchased on TSX for each Named Executive Officer for (i) 2007 performance at an average purchase price of $73.98 is as follows: S.W. Laut, 4,402; R.J.H. Doucet 2,596; T.S. McKay, 2,088; D.A. Proll, 2,596; and, L.G. Stevens, 2,088 (ii) 2006 performance at an average purchase price of $54.69 is as follows: S.W. Laut, 11,886; R.J.H. Doucet 5,714; T.S. McKay, 4,571; D.A. Proll, 5,714; and, L.G. Stevens,4,571; and, (iii) 2005 performance at an average purchase price of $61.1396 is as follows: S.W. Laut, 12,267; R.J.H. Doucet 5,111; T.S. McKay, 5,111; D.A. Proll, 5,316; and, L.G. Stevens, 5,111. If the Named Executive Officer leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the Named Executive Officer under the terms of the plan.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs granted (#)	Per cent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/Sars on the Date of Grant ($/Security)	Expiration Date

Steve W. Laut	200,000	2.7	70.44	70.44	Janaury 14, 2013
Réal J.H. Doucet	80,000	1.1	70.44	70.44	Janaury 14, 2013
Tim S. McKay	80,000	1.1	70.44	70.44	Janaury 14, 2013
Douglas A. Proll	80,000	1.1	70.44	70.44	Janaury 14, 2013
Lyle G. Stevens	80,000	1.1	70.44	70.44	Janaury 14, 2013

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired On Exercise (#)(2)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End(1) ($) Exercisable/Unexercisable
Steve W. Laut	160,000	7,114,800	483,000/612,000	24,801,090/10,037,760
Réal J.H. Doucet	—	—	155,000/210,000	8,193,640/3,801,060
Tim S. McKay	140,000	7,011,350	145,000/210,000	7,564,090/3,801,060
Douglas A. Proll	180,000	8,552,550	175,000/210,000	9,452,740/3,801,060
Lyle G. Stevens	150,000	8,040,125	135,000/210,000	6,934,540/3,801,060

Notes:

(1)	The closing price of the Corporation’s Common Shares on TSX on December 31, 2007 was $72.58.
(2)

Includes those options surrendered for cash by Messrs. S.W. Laut, T.S. McKay, D.A. Proll and L.G. Stevens in the amounts of 80,000, 40,000, 30,000 and 80,000 options respectively for which the Corporation paid to the Named Executive Officer the difference between the exercise price of the option and the closing price of the Common Shares on TSX on the day prior to the exercise of the option and for which no Common Shares of the Corporation were issued.

COMMON SHARES HELD BY NAMED EXECUTIVE OFFICERS

The following table sets forth, as of March 19, 2008, the beneficial ownership and market value of the common shares of the Corporation held by the Named Executive Officers:

Name	Common Shares (#)	Market Value ($)	Meets Required Share Ownership Levels
Steve W. Laut	448,273	29,886,361	Yes
Réal J.H. Doucet	154,139	10,276,447	Yes
Tim S. McKay	434,663	28,978,982	Yes
Douglas A. Proll	269,652	17,977,699	Yes
Lyle G. Stevens	170,423	11,362,101	Yes

MANAGEMENT DIRECTOR COMPENSATION

Management directors Messrs. A.P. Markin, Chair of the Board and N.M. Edwards Vice-Chair of the Board provide ongoing management services to the Corporation and Mr. J.G. Langille, Vice-Chair of the Board is a salaried full time employee of the Corporation. The Compensation Committee reviews the compensation for Messrs. A.P. Markin, N.M. Edwards and J.G. Langille, taking into account the factors used to determine the compensation levels of the other executive officers. The share bonus award is in the form of a cash bonus that is used to purchase common shares of the Corporation through TSX pursuant to the Corporation’s Share Bonus Plan. The shares vest equally over three years each October 1. Any dividends declared payable on the Common Shares by the Corporation are also paid on the unvested shares and dividends paid are used to purchase additional Common Shares which vest immediately. If Mr. A.P. Markin or Mr. N.M. Edwards no longer provides management services to the Corporation for any reason, is not a director or does not become an officer or employee, any portion of the shares purchased for the share bonus award on his behalf and not yet vested is forfeited under the plan. If Mr. J.G. Langille leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by Mr. J.G. Langille under the terms of the plan. Performance options are typically granted annually for past fiscal year performance.

The table below outlines the compensation received in 2007 by Messrs. A.P. Markin, N.M. Edwards and J.G. Langille.

Name and Principal Position	Salary ($)	Bonus ($)	Share Bonus Plan ($)(2)	Options Granted (#)/exercise price	Securities acquired/aggregate value realized on exercise of options #/$(3)	All Other Compensation ($)(1)
Allan P. Markin Chairman and Director	N/A	150,000	499,500	200,000/70.44	96,000/4,728,584	N/A
N. Murray Edwards Vice-Chairman and Director	N/A	150,000	499,500	400,000/70.44	240,000/10,672,200	N/A
John G. Langille Vice-Chairman and Director	325,000	75,000	125,250	66,000/70.44	130,000/7,107,500	50,590

Notes:

(1)

All Other Compensation comprises the vested portion of the Corporation’s contribution to the Corporation’s Stock Savings Plan which vested January 1, 2007. The unvested portion of the Corporation’s contribution in 2007 as at December 31, 2007 for Mr. J.G. Langille and which vested January 1, 2008 was $51,600.

(2)

The number of Common Shares purchased on TSX for 2007 performance at an average purchase price of $73.98 is as follows: for Mr. A.P. Markin, 6,751; for Mr. N.M. Edwards, 6,751; and, for Mr. J.G. Langille, 1,693.

(3)

Mr. J.G. Langille’s options were surrendered for cash and he received the difference between the exercise price of the option and the closing price of the Common Shares on TSX on the day prior to the exercise of the option and for which no Common Shares of the Corporation were issued.

DIRECTORS’ COMPENSATION

The Corporation pays compensation comprised of cash and Common Shares to its non-management directors in their capacity as directors. The compensation for 2007 was a cash annual retainer of $20,000 plus 2,000 Common Shares purchased on TSX and $1,500 for each regular and special Board of Director’s meeting attended in person or by telephone and each meeting of a committee of the Board attended in person or by telephone. Chairmen of a committee of the Board receive an annual retainer of $7,500. Non-Chair members of a committee receive an annual retainer fee of $4,500. Directors whose principle residence are out of province and attend board or committee meetings in person receive a time and travel fee of $4,000 per round trip. No fees are paid for the time required preparing for board or committee meetings. The Nominating and Corporate Governance Committee reviews the fees paid to the directors to ensure the Corporation’s fees are reasonable and competitive. The cash portion of the director fees have remained at their current level since January 1, 2003. In 2004 and 2005 the Corporation split its shares on a 2 for 1 basis in each of those years and the equity portion of the annual fees was adjusted accordingly.

The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. No annual retainer or meeting fees are paid to such directors. The compensation paid to Messrs. A.P. Markin, N.M. Edwards and J.G. Langille is reported in this Information Circular under “Management Director Compensation” and for Mr. S.W. Laut under “Executive Compensation”. Fees paid to non-management directors for 2007 are reported in the table below.

Name	Cash Annual Retainer $	Committee Chair Retainer $	Committee Retainer $	Meeting Fees $	Out of Province Fees $	Purchase of Common Shares $	Total 2007 Fees $	Common Shares Purchased
C.M. Best	20,000	7,500	4,500	25,500	—	142,045	199,545	2,000
N.M. Edwards	—	—	—	—	—	—	—	—
G.A. Filmon	20,000	—	9,000	21,000	16,000	142,045	208,045	2,000
G.D. Giffin	20,000	7,500	4,500	21,000	12,000	142,045	207,045	2,000
J.G. Langille	—	—	—	—	—	—	—	—
S.W. Laut	—	—	—	—	—	—	—	—
K.A.J. MacPhail	20,000	—	9,000	21,000	—	142,045	192,045	2,000
A.P. Markin	—	—	—	—	—	—	—	—
N.F. McIntyre	20,000	—	13,500	27,000	—	142,045	202,545	2,000
F.J. McKenna	20,000	—	9,000	21,000	16,000	142,045	208,045	2,000
J.S. Palmer	20,000	7,500	9,000	27,000	—	142,045	205,545	2,000
E.R. Smith	20,000	7,500	4,500	24,000	—	142,045	198,045	2,000
D.A. Tuer	20,000	7,500	9,000	25,500	—	142,045	204,045	2,000
TOTAL 2007 FEES:	$180,000	$37,500	$72,000	$213,000	$44,000	$1,278,405	$1,824,905	18,000

EQUITY COMPENSATON PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2007 (#)	Weighted-average Exercise Price of Outstanding Options	Securities Remaining available For Future Issuance Under Equity Compensation Plans at December 31, 2007 (#)	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2007
Equity compensation plans approved by security holders	30,659,047	$47.23	7,183,596	37,842,643
Equity compensation plans not approved by security holders	—	—	—	—
Total	30,659,047	$47.23	7,183,596	37,842,643
Percent of Outstanding Shares	5.7%		1.3%	7.0%

The Corporation has a long-standing policy of awarding stock options to its officers and employees under the Amended Compiled and Restated Stock Option Plan (the “SOP”). The options are considered a part of the employee’s compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation’s business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation’s outstanding common shares. The Corporation believes it is in its best interests to continue to award stock options to new employees as part of their compensation package to remain competitive with the Corporation’s peer group. The aggregate number of Shares that may be available for issuance from time to time under the Plan as approved by shareholders shall not exceed 25,850,000 Shares prior to adjustment for the May 2004 two-for-one stock split and the May 2005 two-for-one stock split.

The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one year after the date of grant. The exercise price of the options is determined as the closing market price on TSX the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and the option holder is not subject to a collective agreement as defined in the SOP text. No one person can hold options pursuant to the SOP of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares and the aggregate number of Common Shares issued to Insiders within any one year period can not exceed 10% of the outstanding Common Shares.

Pursuant to terms of the SOP, the Board may amend, modify or terminate the SOP if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by TSX. No amendment as it may relate to U.K. Approved Options under the terms of the SOP shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment. No amendments have been made to the SOP since the last annual meeting of shareholders at which the shareholders approved amendments to the SOP extending the expiry date of stock options which expire during a blackout and authorizing management to make certain amendments to the SOP without requiring further shareholder approval.

As at March 19, 2008, the number of common shares issuable pursuant to equity compensation plans approved by the shareholders is:

	Number of Securities	Per cent of Outstanding Common Shares
To be issued upon exercise of outstanding options	28,193,501	5.2%
Available for future issuance	8,914,336	1.6%
Total number of securities issuable	37,107,837	6.8%

PERFORMANCE GRAPH

The following performance graph illustrates, over the five year period ended December 31, 2007, the cumulative return to shareholders of an investment in the common shares of the Corporation compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

CUMULATIVE VALUE OF A $100 INVESTMENT

At December 31	2002	2003	2004	2005	2006	2007
Canadian Natural Resources Limited	$100	141	223	505	547	642
S&P/TSX Composite Index	$100	127	145	180	211	232
S&P/TSX Oil & Gas Exploration & Production Index	$100	120	169	294	297	328

INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors, executive officers or any of their associates or affiliates are indebted to the Corporation or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Effective February 17, 2006 the Corporation entered into a contract of liability insurance in the amount of U.S. $50,000,000 per policy year for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary in the event the Corporation cannot or is unable to indemnify them. A one year policy for a premium of U.S. $492,500 was purchased that expired February 17, 2008. Prior to renewal the Corporation decided to increase the limit of cover to U.S. $100,000,000 per policy year. The liability insurance was renewed on this basis for a one year term expiring February 17, 2009 for a premium of U.S. $667,000. There is no deductible for this coverage.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The management of the Corporation is not aware of any material interest, direct or indirect, of any director, any proposed nominee for director or officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation’s voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

II. INFORMATION ON ITEMS TO BE ACTED UPON

SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”) for use at the Annual General Meeting of the Shareholders of the Corporation to be held at the Metropolitan Centre, 333 - 4th Avenue S.W. in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 8, 2008 at 3:00 o’clock in the afternoon (MDT) (the “Meeting”) and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation. Except as otherwise stated, the information contained herein is given as of March 19, 2008.

APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON OR COMPANY (WHO  NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN ALLAN P. MARKIN AND JOHN G. LANGILLE, THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR HIM AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON OR COMPANY TO BE DESIGNATED AND DELETING THEREFROM THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER INSTRUMENT OF PROXY and, in either case, depositing the resulting instrument of proxy at Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used. The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

ALL SHARES REPRESENTED AT THE MEETING BY PROPERLY EXECUTED PROXIES WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDERS ON ANY BALLOT THAT MAY BE CALLED FOR AND WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE INSTRUMENT OF PROXY, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN ACCORDANCE WITH SUCH SPECIFICATION. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN. IF A SHAREHOLDER APPOINTS A PERSON DESIGNATED IN

THE FORM OF PROXY OR NOMINEE AND WHERE A CHOICE WITH RESPECT TO ANY MATTERS TO BE ACTED UPON HAS NOT BEEN SPECIFIED, THE PROXY WILL BE VOTED IN FAVOUR OF ALL THE MATTERS SET OUT  THEREIN.

THE ENCLOSED FORM OF PROXY, WHEN PROPERLY SIGNED, ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, OR AT ANY ADJOURNMENT THEREOF. THE MANAGEMENT OF THE CORPORATION DOES NOT KNOW OF ANY MATTERS WHICH MAY BE PRESENTED AT THE MEETING, OTHER THAN THE MATTERS SET FORTH IN THE NOTICE BUT IF THE OTHER MATTERS OR AMENDMENTS OR VARIATIONS DO PROPERLY COME BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SUCH PROXY ACCORDING TO THEIR BEST  JUDGEMENT.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a proxy, or his attorney authorized in writing, may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy, by instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deposited with the Chair of such Meeting on the day of the Meeting or adjournment thereof, or by executing a proxy bearing a later date and depositing the new proxy at the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chair of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.

BENEFICIAL HOLDER OF SHARES

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of the shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will more likely be registered under the name of the broker or an agent of a broker. In Canada, the vast majority of such shares are registered under the name of CDS  &  Co., (the  registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholders. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS  &  Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting the Common Shares in person or by way of proxy, except as set out  below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that the Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Shareholder is asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free number to vote the Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Common Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares  voted.

If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do  so.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

March 19, 2008 is the record date for determination of Common Shares of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that he owns such shares and requests not later than 5 days before the Meeting that his name be included on the shareholders’ list, such transferee is entitled to vote such shares at the Meeting.

As at March 19, 2008 the Corporation has 540,463,875 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the Corporation.

ELECTION OF DIRECTORS

The affairs of the Corporation are managed by a Board of Directors who are elected annually at each Annual General Meeting of Shareholders and hold office until the next Annual General Meeting, or until their successors are duly elected or appointed or until a director vacates the office or is replaced in accordance with the Articles and By-laws of the Corporation. The Corporation has an Audit Committee, which is comprised of Ms. C.M. Best as Chair, Messrs. G.D. Giffin, G.A. Filmon and D.A. Tuer. The Corporation does not have an Executive Committee.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director (the “Nominee”); the Nominee’s principal occupation at present and within the preceding 5 years; all positions and offices in the Corporation held by the Nominee; other directorships held by the Nominee; the date the Nominee was first elected, or appointed a director; and the number and market value of the common shares of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 19, 2008 and in the case of director nominees who are members of management, the number of stock options that have been granted to them and have not been exercised. In accordance with the Corporation’s majority voting policy, any Nominee in an uncontested election who receives a greater number of shares withheld than shares voted in favour of their appointment must tender their resignation to the Board for Board consideration and to take effect upon acceptance of the resignation by the Board.

Catherine M. Best, FCA (age 54) Calgary, Alberta Canada Director since November 2003 Independent

Ms. C.M. Best has been Executive Vice-President, Risk Management and Chief Financial Officer of Calgary Health Region since 2000, one of the largest fully integrated, publicly-funded health care systems in Canada and serves a region of over 1.2 million people with integrated health care services including hospital care, community health, mental health, public health, and long-term health. Prior to 2000 she was with Ernst & Young, a firm of chartered accountants where she served as a staff member and manager for 1980 to 1991, and was Corporate Audit Partner from 1991 to 2000.

She holds a Bachelor of Interior Design degree from the University of Manitoba. Ms. C.M. Best is a Chartered Accountant and was awarded her FCA designation in 2005.
Ms. C.M. Best currently serves on the board of directors of Enbridge Income Fund and Superior Plus Income Fund and is a volunteer member of the Audit Committee of the Calgary Exhibition and Stampede.
	Committee Memberships	Securities held/market value of Common Shares
	Audit (Chair) Compensation	Common Shares — 6,894/$459,623
N. Murray Edwards (age 48) Calgary/Banff, Alberta Canada Vice-Chairman of the Board Director since September 1988 Non-independent (Management)

Mr. N.M. Edwards is owner and President, Edco Financial Holdings Ltd. a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto he was a partner of the law firm Burnet, Duckworth and Palmer in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto.

Mr. N.M. Edwards is a member of the Canadian Council of Chief Executives and on the Board of Directors of the Banff Centre, the Canada West Foundation and the C.D. Howe Institute and is Chairman of and serving on the board of directors of both Ensign Energy Services Inc. and Magellan Aerospace Corporation, both publicly traded companies.

	Committee Memberships	Securities held/market value of Common Shares
	Reserves	Common Shares — 10,906,633/$727,145,222 Stock Options — 1,005,000

Honourable Gary A. Filmon (age 65) Winnipeg, Manitoba Canada Director since February 2006 Independent

The Honourable G.A. Filmon is a consultant with The Exchange Group since 2000 the largest business consulting firm in Manitoba and based in Winnipeg, which offers business solutions and services such as accounting, taxation, management consulting and risk management. Prior thereto he was a consulting engineer for five years and President of Success/Angus Commercial College for eleven years. He served in public office for over 20 years becoming Premier of Manitoba in 1988 until 1999; retiring from public office in 2000. He has received numerous community achievement awards. Mr. G.A. Filmon holds both a Masters and Bachelor of Science degree in Civil Engineering from the University of Manitoba and is a member of the Association of Professional Engineers and Geoscientists of the Province of Manitoba (“APEGM”).

Mr. G.A. Filmon currently serves on the board of directors of MTS Allstream Inc., Pollard Banknote Income Fund, Arctic Glacier Income Trust, Exchange Industrial Income Fund, Wellington West Capital Inc. and, FWS Construction Inc.

	Committee Memberships	Securities held/market value of Common Shares
	Audit Nominating and Corporate Governance	Common Shares — 5,000/$333,350
Ambassador Gordon D. Giffin (age 58) Atlanta, Georgia U.S.A. Director since May 2002 Independent

Ambassador G.D. Giffin has been a Senior Partner with McKenna Long & Aldridge LLP a law firm based in Atlanta, Georgia with offices in Washington, D.C. since 2001. Prior thereto he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 20 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law.

Ambassador G.D. Giffin is currently serving on the board of directors of Abitibi Bowater Inc.; Canadian National Railway Company; Canadian Imperial Bank of Commerce; Ontario Energy Savings Corp. and Transalta Corporation.

	Committee Memberships	Securities held/market value of Common Shares
	Audit Nominating and Corporate Governance (Chair)	Common Shares — 15,428/$1,028,585
John G. Langille (age 62) Calgary, Alberta Canada Vice-Chairman of the Board Director since June 1982 Non-independent (Management)

Mr. J.G. Langille has been Vice-Chairman of the Corporation since 2005. He joined the Corporation in 1976 as Treasurer and became Vice-President of Finance of the Corporation in 1978 until 1985 when he was appointed President of the Corporation; a position he held until 2005. As a long term employee of the Corporation he also has been a major contributor to the success and growth of the Corporation. Mr. J.G. Langille is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Calgary.

Mr. J.G. Langille is a director of the Calgary Olympic Development Association but does not hold any other public company board memberships.
	Committee Memberships	Securities held/market value of Common Shares
	None held	Common Shares — 844,081/$56,274,880 Stock Options — 291,000

Steve W. Laut (age 50) Calgary, Alberta Canada President and Chief Operating Officer Director since August 2006 Non-independent (Management)

Mr. S.W. Laut has been President and Chief Operating Officer of the Corporation since 2005. Prior thereto, he joined the Corporation as Senior Exploitation Engineer in 1991 and was appointed Vice-President, Operations in 1996. He was appointed Executive Vice-President, Operations in 2001 and most recently as Chief Operating Officer in 2003. He has been instrumental in contributing to the Corporation’s growth and success during his tenure. Mr. S.W. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (“APEGGA”).

Mr. S.W. Laut does not hold any other public company board memberships.
	Committee Memberships	Securities held/market value of Common Shares
	None held	Common Shares — 448,273/$29,886,361 Stock Options — 680,000
Keith A.J. MacPhail (age 51) Calgary, Alberta Canada Director since October 1993 Non-independent (Brother-in-law to Chairman of the Board)

Mr. K.A.J. MacPhail has been Chairman, President and Chief Executive Officer of Bonavista Energy Trust since 1997 and Chairman of NuVista Energy Ltd. a crude oil and natural gas exploration, development and production company in Canada since 2003. Prior thereto he was Executive Vice-President and Chief Operating Officer of the Corporation until 1997 when he left to create Bonavista Petroleum Limited, a publicly traded oil and natural gas exploration company that later was converted into an income trust under the name Bonavista Energy Trust. He holds a Bachelor of Science degree in Petroleum Engineering from the Montana College of Mineral Science and a Diploma in Petroleum Engineering Technology from the Southern Alberta Institute of Technology and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (“APEGGA”).

Mr. K.A.J. MacPhail is currently serving on the board of directors of Bonavista Energy Trust and NuVista Energy Ltd.
	Committee Memberships	Securities held/market value of Common Shares
	Health, Safety and Environmental Reserves	Common Shares — 174,794/$11,653,516
Allan P. Markin (age 62) Calgary, Alberta Canada Chairman of the Board Director since January 1989 Non-independent (Management)

Mr. A.P. Markin has been Chairman of the Board of the Corporation since 1989. In that time he has made a substantial contribution to the growth and success of the Corporation as a Director and significant shareholder. Mr. Markin has nearly forty years of experience in the oil and gas industry acquired with such companies as Amoco Petroleum, Merland Exploration Ltd. and Poco Petroleum Limited, where he served as President and Chief Executive Officer. During his distinguished career, Mr. A.P. Markin has been the recipient of honorary degrees of Doctor of Laws from the University of Alberta, the University of Calgary, and the University of Lethbridge. He is one of the founders, as well as the first Honorary Fellow, of St. Mary’s University College, Calgary as well as the recipient of the Calgary Citizen of the Year Award and the Alberta Centennial Award. Mr. A.P. Markin holds a Bachelor of Science degree in Chemical Engineering from the University of Alberta.

Mr. A.P. Markin does not hold any other public company board memberships.
	Committee Memberships	Securities held/market value of Common Shares
	Health, Safety and Environmental	Common Shares — 7,548,835/$503,280,829 Stock Options — 661,000

Norman F. McIntyre (age 62) Calgary, Alberta Canada Director since July 2005 Independent

Mr. N.F. McIntyre is an independent businessman. Prior thereto he spent 16 years with Mobil Oil in progressively more responsible engineering and operational positions before joining Petro-Canada, a senior integrated Canadian oil and natural gas exploration and development company with international and oil sands operations in 1983, in a senior management position. He became Executive Vice-President, Petro-Canada in 1995 until his appointment as President in 2002 a position he held until he retired in 2004. He holds a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and a Master of Science, Management degree from the Massachusetts Institute of Technology.

Mr. N.F. McIntyre is currently serving on the board of directors of Petro Andina Resources Inc.
	Committee Memberships	Securities held/market value of Common Shares
	Compensation Health Safety and Environmental Reserves	Common Shares — 8,700/$580,029
Frank J. McKenna (age 60) Cap Pele, New Brunswick Canada Director since August 2006 Independent

Mr. F.J. McKenna is the Deputy Chair of the TD Bank Financial Group. Prior thereto he served as Canadian Ambassador to the United States from 2005 to 2006, Counsel to Atlantic Canada law firm McInnes Cooper from 1998 to 2005, and Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University and a Bachelor of Laws degree from the University of New Brunswick.

Mr. F.J. McKenna is currently serving on the board of directors of Brookfield Asset Management Inc.
	Committee Memberships	Securities held/market value of Common Shares
	Compensation Nominating and Corporate Governance	Common Shares — 6,000/$400,020
James S. Palmer, C.M., A.O.E., Q.C. (age 79) Calgary, Alberta Canada Director since May 1997 Independent

Mr. J.S. Palmer is Chairman and a Partner of Burnet, Duckworth & Palmer LLP a Canadian law firm with offices in Calgary, Alberta, Canada. Mr. J.S. Palmer has led a very distinguished legal career and is still active in the practice of law. He has been the recipient of several Doctor of Laws honorariums and numerous awards for service in the community receiving the Alberta Order of Excellence in 2003 and became a Member of the Order of Canada in 1998. He holds a Bachelor of Arts degree from McGill University and a Bachelor of Laws degree from Dalhousie University.

Mr. J.S. Palmer is currently serving on the board of directors of Magellan Aerospace Corporation and is a Director Emeritus of Frontier Oil Corporation. He has held a number of other directorships in the past and is a former Chairman of Telus Corporation.

	Committee Memberships	Securities held/market value of Common Shares
	Compensation (Chair) Health, Safety and Environmental Reserves	Common Shares — 166,727/$11,115,689

Eldon R. Smith, OC, M.D. (age 68) Calgary, Alberta Canada Director since May 1997 Independent

Dr. E.R. Smith has been President of Eldon R. Smith & Associates Ltd, since 2001, a healthcare consulting company providing consulting services to the health industry, governments, regional health authorities, hospitals and faculties of medicine in Canada and internationally. Prior thereto he was Professor of Medicine and Former Dean, Faculty of Medicine, University of Calgary from 1980 until his retirement in 2004. He is a Fellow in several health professional organizations including the Royal College of Physicians and Surgeons of Canada; the American Heart Associations; the Canadian Academy of Health Sciences; the International Academy of Cardiovascular Sciences; and, is a Life Member of the Canadian and Alberta Medical Associations. Dr. E.R. Smith is also an Officer of the Order of Canada and holds a Doctor of Medicine degree from Dalhousie University.

Dr. E.R. Smith is currently serving on the board of directors of Vasogen Inc.; Sernova Corp.; Aston Hill Financial; and Ventripoint Diagnostics Inc.
	Committee Memberships	Securities held/market value of Common Shares
	Compensation Health Safety and Environmental (Chair)	Common Shares — 36,952/$2,463,590
David A. Tuer (age 58) Calgary, Alberta Canada Director since May 2002 Independent

Mr. D.A. Tuer is an independent businessman and is Chairman of the Calgary Health Region, a position he has held since 2001. From 2005 to 2008, he was Executive Vice-Chairman, BA Energy Inc. a company which is currently constructing a heavy oil upgrader in Northern Alberta for the purpose of upgrading bitumen and heavy oil feedstock into high-quality crude oils. The company was acquired by its parent company Value Creations Inc. through a Plan of Arrangement in February, 2008. Prior thereto he was President and Chief Executive Officer of PanCandian Petroleum Inc. from 1994 to 2001 and most recently, President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. D. A. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary.

Mr. D.A. Tuer currently serves on the board of directors of Daylight Resources Trust; Xtreme Coil Drilling Corp.; Canadian Phoenix Resources and, Altalink Management LLP., a private limited partnership.

	Committee Memberships	Securities held/market value of Common Shares
	Audit Nominating and Corporate Governance Reserves (Chair)	Common Shares — 21,254/$1,417,004

Mr. N.M. Edwards previously was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses. The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.) both of which traded on TSX. Mr. F.J. McKenna was a director of Alphanet Telecom Inc. which was assigned into bankruptcy February 8, 1999. Dr. E.R. Smith was a director of BioMax Technologies Inc. which was subject to a cease trade order for failure to file financial statements. Subsequent to the resignation of Dr. E.R. Smith from the Board of Biomax, the company was delisted but continues as a solvent private company.

APPOINTMENT OF AUDITORS

The Board of Directors of the Corporation upon the recommendation of the Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP (“PwC”) to be nominated at the Meeting for re-appointment as the Corporation’s independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board of Directors. Before PwC was recommended for appointment the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2008 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation’s independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has been the senior audit partner for the Corporation for one year.

The Audit Committee of the Board of Directors in 2007 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation’s December 31, 2007 consolidated financial statements included in the Annual Information Form and Form 40-F, reviews of the Corporation’s quarterly unaudited Consolidated Financial Statements, audits of certain of the Corporation’s subsidiary companies’ annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services related to debt covenant compliance, Crown Royalty Statements and services related to internal control reviews and assistance with section 404 of the Sarbanes-Oxley Act of 2002, relating to internal control reporting requirements; (iii) tax related services related to expatriate personal tax and compliance as well as other corporate tax return matters; and (iv) non-audit services related to accessing resource materials through PwC’s accounting literature library.

Fees Accrued to Auditors PricewaterhouseCoopers  LLP

Services	Fiscal 2007	Fiscal 2006
Audit	$2,729,315	$3,126,287
Audit Related	164,000	121,353
Tax Related	154,459	134,025
Other	9,440	9,516
Total Accrued Fees	$3,057,214	$3,391,181

Additional disclosure regarding the Audit Committee and its members is contained in the Corporation’s Annual Information Form under Audit Committee Information.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgement in such matters.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

DATED at Calgary, Alberta, this 19th day of March 2008.

SCHEDULE “A” TO INFORMATION CIRCULAR DATED MARCH  19, 2008

CANADIAN NATURAL RESOURCES LIMITED

(the  “Corporation”)

BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

The Board of Directors (the “Board”) of the Corporation has adopted the following Corporate Governance Guidelines (the “Guidelines”) to assist the Board in meeting its responsibilities. These Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation’s disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.

BOARD RESPONSIBILITIES

The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Corporation and is responsible for implementing the Board’s strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

In discharging the Board’s stewardship obligations, the Board assumes responsibility for the following matters:

1.	adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;
2.	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;
3.	succession planning; including appointing, training and monitoring senior management;
4.	a communication and disclosure policy for the Corporation; and,
5.	the integrity of the Corporation’s internal control and management information systems.

COMPOSITION OF THE BOARD

Criteria for Board of Directors

The Nominating and Corporate Governance Committee, comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject to (“Independent Directors”), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.

The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity, ability to make independent analytical inquiries, understanding of the Corporation’s business environment and willingness to devote adequate time and effort to Board responsibilities.

Election of Directors by Shareholders

Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives less than 50% of the votes cast in favour of the election of the director nominee shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee.

Independence

As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine that an individual is independent, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating and Corporate Governance Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating and Corporate Governance Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation’s annual proxy information circular.

Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as “independent”.

Size of the Board

The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating and Corporate Governance Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

Other Company Directorships

The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating and Corporate Governance Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

Directors are expected to advise the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the Board of Directors of any other company.

Term Limits

The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and therefore provide an increasing contribution to the Board as a whole.

Retirement Policy

Under the Board’s retirement policy Directors will not stand for re-election after reaching the age of 75, subject to grandfathering any current directors, currently over the age 75 on March 2, 2007, that being the date this retirement policy was adopted by the Board. The Nominating and Corporate Governance Committee has the responsibility to evaluate annually the qualifications of each Director.

DIRECTOR RESPONSIBILITIES

Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director’s responsibilities. Accordingly, a Director is expected to regularly attend meetings of the Board and committees on which such Director sits (with the understanding that on occasion a Director may be unable to attend a meeting) and to review in advance the meeting materials.

DIRECTOR ORIENTATION

New members of the Board shall be provided an orientation, which includes background information about the Corporation’s business, current issues, corporate strategies, general information about the Board and Committees and Director’s duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

BOARD MEETINGS

The Board has four (4) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

The Chair of the Board and the Vice-Chair will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

At the invitation of the Board, members of senior management and independent advisors recommended by the Chair a Vice-Chair or the President and Chief Operating Officer attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

At every Board meeting, immediately following the termination of each regularly scheduled Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics it believes are appropriate. These meetings will be chaired by the Chair of the Nominating and Corporate Governance Committee. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and Chair of the Nominating and Corporate Governance Committee.

BOARD COMMITTEES

The Board has five (5) standing committees:

1.	Audit Committee;
2.	Compensation Committee;
3.	Nominating and Corporate Governance Committee;
4.	Reserves Committee; and
5.	Health, Safety and Environmental Committee

The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety and Environmental Committee shall be an Independent Director.

Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating and Corporate Governance Committee, based upon consultations with the members of the Board and the Chair.

The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter.

BOARD EVALUATION

The Nominating and Corporate Governance Committee will sponsor an annual self-assessment of the Board’s performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, The Nominating and Corporate Governance Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating and Corporate Governance Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

DIRECTOR COMPENSATION

Senior management of the Corporation shall report periodically to the Nominating and Corporate Governance Committee on the status of the Corporation’s Director compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating and Corporate Governance Committee will recommend any changes in Director compensation to the Board for approval.

Director’s fees are the only compensation an Audit Committee member may receive from the Corporation.

SHARE OWNERSHIP

Directors are required to acquire and hold Common Shares of the Corporation with a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation.

Directors are required to confirm annually for the Corporation’s Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

EVALUATION OF SENIOR MANAGEMENT

Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chair of the Board, the Vice-Chair of the Board, the President and Chief Operating Officer. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management’s performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

The President and Chief Operating Officer reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation’s on-going program for management development.

DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.

In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances.

CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

The Nominating and Corporate Governance Committee will periodically assesses the Corporation’s Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.

MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

The Nominating and Corporate Governance Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

Canadian Natural

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on May 8, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on May 7, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

00JKAA

Appointment of Proxyholder

I/We, being shareholder(s) of **CANADIAN NATURAL RESOURCES LIMITED** (the "Corporation") hereby appoint(s): Allan P. Markin, Chairman of the Board, or failing him, John G. Langille, Vice-Chairman of the Corporation

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, then at the discretion of the proxyholder) and all other matters that may properly come before the Annual General Meeting of holders of Common Shares of the Corporation to be held at the Metropolitan Conference Centre, 333 - 4th Avenue SW, Calgary, Alberta at 3:00 o'clock in the afternoon (MDT) on Thursday the 8th day of May, 2008 (the "Meeting") and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. To vote on the election of directors of the Corporation for the ensuing year, the nominees proposed by management described in the Information Circular accompanying the Notice of Meeting and this Instrument of Proxy.

	For	Withhold
A) **ALL** Nominees	☐	☐

B) **OR** individually as follows:

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01. Catherine M. Best	☐	☐	02. N. Murray Edwards	☐	☐	03. Honourable Gary A. Filmon	☐	☐
04. Ambassador Gordon D. Giffin	☐	☐	05. John G. Langille	☐	☐	06. Steve W. Laut	☐	☐
07. Keith A. J. MacPhail	☐	☐	08. Allan P. Markin	☐	☐	09. Norman F. McIntyre	☐	☐
10. Frank J. McKenna	☐	☐	11. James S. Palmer	☐	☐	12. Eldon R. Smith	☐	☐
13. David A. Tuer	☐	☐						

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2. Appointment of Auditors

	For	Withhold
The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation for the ensuing year and the authorization of the Audit Committee of the Board of Directors of the Corporation to fix their remuneration.	☐	☐

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At the discretion of the said Proxy, to vote on any permitted amendments to or variations of any matters identified in the Notice of Meeting enclosed herewith or other matters that may properly be brought before the Meeting or any adjournments thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

AR0 CNQQ

00JKBB